Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE LLC

US$600,000,000 3.450% NOTES DUE 2050

FINAL TERM SHEET

February 18, 2020

Issuer:	Brookfield Finance LLC

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Guarantor’s Ticker:	BAMACN

Security:	3.450% Senior Unsecured Notes due 2050

Format:	SEC registered

Size:	US$600,000,000

Trade Date:	February 18, 2020

Expected Settlement Date*:	February 21, 2020 (T+3)

Maturity Date:	April 15, 2050

Coupon:	3.450%

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2020

Price to Public:	99.058%

Benchmark Treasury:

[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark

Treasury, has been removed in accordance

with subsection 9A.3(4) of National

Instrument 44-102 — Shelf Distributions (“NI 44-102”)]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Yield:	3.501%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge

Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to October 15, 2049 (six months prior to maturity), treasury rate plus 25 basis points

Par Call:	At any time on or after October 15, 2049 (six months prior to maturity), at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:

The net proceeds from the sale of the notes will be used to redeem all of the outstanding Cdn$350 million aggregate principal amount of 5.30% notes due March 1, 2021 issued by Brookfield Asset Management Inc. and the remainder for general corporate purposes

CUSIP/ISIN:	11271R AB5 / US11271RAB50

Joint Book-Running Managers[1]:	Deutsche Bank Securities Inc. BofA Securities, Inc. SMBC Nikko Securities America, Inc.

Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Itau BBA USA Securities, Inc.

Mizuho Securities USA Inc.

MUFG Securities Americas Inc.

Natixis Securities Americas LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

*Note: Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the delivery date should consult their own advisor.

The Notes will be issued as a separate series of debt securities under a first supplemental indenture to be dated as of the date of the issuance of the Notes (the “First Supplemental Indenture”) to the base indenture to be dated as of the date of the issuance of the Notes (the “Base Indenture”) (together with the First Supplemental Indenture, the “Indenture”), between Brookfield Finance LLC, Brookfield Asset Management Inc., as guarantor, and Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company, N.A., as U.S. trustee.  The foregoing is a summary of certain of the material attributes and characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.

1                                           This offering will be made in Canada by Merrill Lynch Canada Inc., a broker-dealer affiliate of BofA Securities, Inc.